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                                                                    Exhibit 99.4

Contact:
Lawrence H. N. Kinet
President and CEO
(850) 229-2222



                     AKSYS REPORTS SECOND QUARTER RESULTS


Lincolnshire, IL, July 21, 1999 -- Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported results for the second quarter and six months ended June 30, 1999.

For the second quarter, the Company reported net income of $2.6 million, or $0.17 per share, compared with a net loss of $3.9 million, or ($0.26) per share, for the second quarter a year ago. The Company's operating expenses for the quarter of $4.7 million were more than offset by the one-time recognition of $7.1 million of fee income related to the co-development and licensing agreement with Teijin Limited of Osaka, Japan. Comparing 1999's second quarter performance with prior year's results, operating expenses increased by approximately $400,000, due primarily to business development costs related to the Teijin agreement. Interest income decreased from $458,000 to $188,000 due to cash and investments being expended to support the Company's development efforts. At June 30, 1999, the Company had total cash and investments of $25.4 million.

Lawrence H.N. Kinet, President and Chief Executive Officer, said, "We continue to make steady progress toward our goal of commercializing the PHD(TM) System for dialysis patients. Several key events took place during the past three months. Most recently, the FDA granted final IDE approval for the PHD System, enabling us to move forward with the clinical evaluation process by the end of the third quarter. We also expanded our alliance with Teijin, a leader in the Japanese market for home health care and dialysis products, receiving $14 million in exchange for Teijin's right to manufacture and sell the PHD System in Japan."

For the six months ended June 30, 1999, the Company reported a net loss of $1.9 million, or ($0.13) per share, compared with a net loss of $7.5 million, or ($0.51) per share, for the same period last year. The current year's net loss resulted from joint development and licensing income of $7.1 million, being more than offset by total operating expenses of $9.5 million. For the six months ended June 30, 1999, operating expenses increased approximately $1.1 million from the comparable period a year ago as the Company completed the final phases of engineering for its PHD System and incurred costs to execute the Teijin agreement. Interest income for the period was $433,000 versus $946,000 for the first six months of fiscal 1998.

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Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

                         - financial table to follow -

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                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                  Quarter ended June 30,           Six months ended June 30,
                                                 -------------------------        --------------------------
                                                    1999           1998              1999           1998
                                                 -----------    -----------       -----------    -----------
Revenues:
    Joint development and licensing income       $ 7,141,000    $         -       $ 7,141,000    $         -
                                                 -----------    -----------       -----------    -----------
Operating expenses:
    Research and development                       3,062,000      3,464,000         6,511,000      6,388,000
    Business development                             770,000        112,000         1,124,000        371,000
    General and administrative                       912,000        760,000         1,868,000      1,675,000
                                                 -----------    -----------       -----------    -----------
Total operating expenses                           4,744,000      4,336,000         9,503,000      8,434,000
                                                 -----------    -----------       -----------    -----------
Operating income (loss)                            2,397,000     (4,336,000)       (2,362,000)    (8,434,000)
Interest income                                      188,000        458,000           433,000        946,000
                                                 -----------    -----------       -----------    -----------
Net income (loss)                                $ 2,585,000    $(3,878,000)      $(1,929,000)   $(7,488,000)
                                                 ===========    ===========       ===========    ===========
Basic income (loss) per share                    $      0.17    $     (0.26)      $     (0.13)   $     (0.51)
                                                 ===========    ===========       ===========    ===========
Basic weighted average shares outstanding         14,835,000     14,669,000        14,822,000     14,585,000
                                                 ===========    ===========       ===========    ===========
Diluted income (loss) per share                  $      0.17    $     (0.26)      $     (0.13)   $     (0.51)
                                                 ===========    ===========       ===========    ===========
Diluted weighted average shares outstanding       15,346,000     14,669,000        14,822,000     14,585,000
                                                 ===========    ===========       ===========    ===========

                     SELECTED BALANCE SHEET DATA

                                                   June 30,     December 31,
                                                     1999           1998
                                                 -----------    -----------
Cash and short-term investments                  $23,067,000    $20,260,000
Working capital                                   15,064,000     18,010,000
Long-term investments                              2,296,000        780,000
Total assets                                      30,361,000     25,942,000
Total liabilities                                  8,664,000      2,640,000
Stockholders' equity                              21,697,000     23,302,000